Exhibit 99.7

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION
AGREEMENT DATED AS OF APRIL 6, 2016 IN FAVOR OF OPUS BANK, AS LENDER,
WHICH AGREEMENT (AS AMENDED IN ACCORDANCE WITH ITS TERMS) IN
INCORPORATED HEREIN BY REFERENCE

TERM LOAN AGREEMENT

            THIS TERM LOAN AGREEMENT, dated as of September 16, 2016, between SPHERE 3D CORP., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Borrower”) and FBC HOLDINGS S.À R.L., a company incorporated under the laws of Luxembourg (the “Lender”). The parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS

                   1.1        Defined Terms.

                   (a)        Defined Terms. In addition to terms defined elsewhere in this Agreement, as used in this Agreement, the following terms have the following meanings:

                   “Affiliate”: As applied to any Person (the “Specified Person”), any other Person directly or indirectly controlling, controlled by, or under common control with, the Specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Specified Person, whether through the ownership of voting securities or by contract or otherwise.

                  “Bankruptcy Laws”: (i) Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute, or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect and any equivalent legislation in any applicable jurisdiction, or (ii) the Bankruptcy and Insolvency Act (Canada), the Winding-Up Act (Canada) or the Companies’ Creditors Arrangement Act (Canada)..

                   “Borrower’s Knowledge”: The actual knowledge of the executive officers (as defined in Rule 405 under the Securities Act) of the Borrower, after due inquiry.

                   “Borrowing”: The borrowing of the Loan under Section 2.1.

                   “Business Day”: A day other than a Saturday, Sunday or a day on which commercial banks in Luxembourg and New York City are authorized or required by Law to close.

                   “Capital Lease”: As applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or is required to be accounted for as a capital lease on the balance sheet of that Person.

                   “Charge Over IP”: The Charge Over IP granted by TDH in favour of the Lender on or around the date hereof.

                   “Closing Date”: The date the initial Loan is made under this Agreement.

                   “Code”: The Internal Revenue Code of 1986, as amended, and any successor statute or provision thereof.

                   “Commitment”: The commitment of the Lender to make the Loan to the Borrower pursuant to Article II in the amount referred to therein.

                   “Default Rate”: 5% above the highest rate which would otherwise be applicable to the Loan pursuant to Section 2.3.

                   “Dollars” and “$”: The lawful currency of the United States of America.

                   “Domestic Subsidiary”: A Subsidiary of the Borrower organized under the laws of the United States, any state or territory thereof or the District of Columbia or the Province of Ontario; provided that no Person that is a direct or indirect Subsidiary of a Foreign Subsidiary shall be a Domestic Subsidiary.

                   “Environmental Laws”: Any and all current or future Laws, or any other requirements of Governmental Authorities relating to (a) environmental matters, or (b) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in any manner applicable to the Borrower or any of its Subsidiaries or any facility owned, leased or operated by the Borrower or any of its Subsidiaries.

                   “Equity Interests”: With respect to any Person, (a) all of the shares of capital stock of, or other ownership or profit interests in, such Person, whether voting or non-voting, and including any partnership, membership or trust interests, (b) all securities or Debt convertible into or exchangeable for any of the foregoing, whether directly or indirectly, and (c) all warrants, options and other rights to purchase or acquire any of the foregoing, whether directly or indirectly.

                   “Excluded Taxes”: Any of the following Taxes imposed on or with respect to the Lender or required to be withheld or deducted from a payment to the Lender, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of the Lender being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) Canadian federal withholding Taxes imposed on amounts payable to or for the account of the Lender with respect to an applicable interest on the Loan pursuant to a law in effect on the date on which (i) the Lender acquires such interest in the Loan or (ii) the Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.5, amounts with respect to such Taxes were payable either to the Lender’s assignor immediately before the Lender became a party hereto or to Lender immediately before it changed its lending office and (c) Taxes attributable to the Lender’s failure to comply with Section 2.5(iv) .

                   “Foreign Subsidiary”: A Subsidiary that is not a Domestic Subsidiary.

                   “GAAP”: United States generally accepted accounting principles applied on a consistent basis.

                   “General Security Agreement” means the security agreement between the Borrower, Overland and the Lender dated on or about the date hereof as amended, modified or supplemented.

                   “Global Debenture”: The 8% Senior Secured Convertible Debenture of the Borrower due March 31, 2018 as amended from time to time.

                   “Governmental Approval”: Any approval, order, consent, authorization, certificate, license, permit or validation of, or exemption or other action by, or filing, recording or registration with, or notice to, any Governmental Authority.

                   “Governmental Authority”: Any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

                   “Hedging Contract”: Any rate or currency swap, cap or collar agreement or any other agreement designed to hedge risk with respect to interest rate or currency fluctuations, whether or not pursuant to a Master Agreement.

                   “Indebtedness”: As applied to any Person, (a) all indebtedness for borrowed money, that portion of obligations with respect to Capital Leases which is properly classified as a liability on a balance sheet in conformity with GAAP, (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (d) any obligation owed for all or any part of the deferred purchase price of property or services (other than trade accounts payable arising in the ordinary course of business for which payment is due and is made within 120 days or less), (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured has been assumed by that Person or is nonrecourse to the credit of that Person, (f) obligations in respect of letters of credit, (g) obligations under Hedging Contracts (the amount of which shall be determined by reference to the termination cost on the date of determination), and (h) guarantees of, or similar obligations with respect to, any of the foregoing of any other Person.

                   “Indemnified Liabilities”: As defined in Section 9.5.

                   “Indemnified Taxes”: (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

                   “Intellectual Property”: Any patent, copyright, service mark, trademark, trade name or other intellectual property or rights therein or licenses thereof.

                   “Interest Rate”: 20% per annum.

                   “Law”: Any law (including common law), constitution, statute, treaty, convention, regulation, rule, ordinance, order, injunction, writ, decree or award of any Governmental Authority.

                   “Lien”: Any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

                   “Loan Documents”: This Agreement, the Security Documents and each additional document, notice or certificate delivered to the Lender by or on behalf of a Loan Party in connection with this Agreement and/or the credit extended hereunder.

                   “Loan Party”: The Borrower and any other Person from time to time executing a Loan Document (other than the Lender), and “Loan Parties” means all such Persons, collectively.

                   “Loan”: The Loan as defined in Section 2.1(a) .

                   “Material Adverse Effect”: A material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), or business of the Borrower and its Subsidiaries taken as a whole, (ii) the legality, validity, enforceability or binding effect of the Loan Documents, or (iii) the ability of the Borrower to perform its obligations under the Loan Documents.

                   “Maturity Date”: January 31, 2018.

                   “Obligations”: All obligations of every nature of the Loan Parties from time to time owed to the Lender under the Loan Documents, whether for principal interest, fees, expenses, indemnification or otherwise.

                   “Officer’s Certificate”: A certificate signed by the Chief Financial Officer of the Borrower.

                   “Opus Credit Agreement”: That certain Credit Agreement dated as of April 6, 2016, by and among Opus Bank, Tandberg Data GmbH and Overland, as amended, restated, modified or supplemented from time to time.

                   “OSC”: The Ontario Securities Commission.

                   “Other Connection Taxes”: With respect to the Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Tax (other than connections arising from the Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan               Document).

                   “Other Taxes”: All present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.6) .

                   “Overland”: Overland Storage, Inc., a California corporation.

                   “Permitted Encumbrance”: The following types of Liens:

                   (i)        Liens granted to the Lender to secure the Obligations;

                   (ii)        Liens granted to Opus Bank to secure obligations of Borrower and its subsidiaries under the Opus Credit Agreement and any extension, renewal or refinancing of such obligations;

                   (iii)        Liens securing the Global Debenture and any extension, renewal or refinancing of such obligations permitted hereunder;

                   (iv)        Liens existing on the Closing Date disclosed to the Lender;

                   (v)        Liens for taxes, fees, assessments or other government charges or levies, either (a) not due and payable or (b) being contested in good faith and for which the Borrower maintains adequate reserves on its books, provided that no notice of any such Lien has been filed or recorded under the Code;

                   (vi)        purchase money Liens (a) on equipment acquired or held by the Borrower or its Subsidiaries incurred for financing the acquisition of the equipment securing no more than One Hundred Thousand ($100,000.00) in the aggregate amount outstanding, or (b) existing on equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the equipment;

                   (vii)        Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business so long as such Liens attach only to inventory, securing liabilities in the aggregate amount not to exceed One Hundred Thousand Dollars ($100,000.00) and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

                   (viii)        Liens to secure payment of workers’ compensation, employment insurance, old- age pensions, social security and other like obligations incurred in the ordinary course of business;

                   (ix)        Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (i) through (viii), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase;

                   (x)        leases or subleases of real property granted in the ordinary course of the Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than intellectual property) granted in the ordinary course of the Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business);

                   (xi)        (a) non-exclusive licenses of intellectual property granted to third parties in the ordinary course of business, and (b) exclusive licenses of intellectual property in exchange for fair value as reasonably determined by the Borrower’s board of Directors;

                   (xii)        Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under Section 8.1;

                   (xii)        Liens in favor of other financial institutions arising in connection with the Borrower’s deposit and/or securities accounts held at such institutions;

                   (xiv)        deposits to secure the performance of bids, tenders, trade contracts (other than for borrowed money), leases, government contracts, statutory obligations, surety, stay, customs and appeal bonds, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business;

                   (xv)        easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusions and other similar charges or encumbrances or minor title deficiencies incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary course of business;

                   (xvi)        any interest or title of a lessor under any operating lease entered into by the Borrower or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

                   (xvii)        deposits made in the ordinary course of business to secure liability for premiums to insurance carriers;

                   (xviii)        Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

                   (xix)        Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

                   (xx)        Liens on assets of foreign Subsidiaries securing Indebtedness otherwise permitted under Section 7.1 pursuant to clause (ix) of the definition of Permitted Indebtedness;

                   (xxi)        the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignment of goods; and

                   (xxii)        Liens not otherwise permitted by Section 7.1 so long as neither (a) the aggregate outstanding principal amount of the obligations secured thereby nor (b) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto exceeds Two Hundred Thousand Dollars ($200,000) at any one time.

                   “Permitted Indebtedness”:

                   (i)        the Obligations;

                   (ii)        Indebtedness existing on the Closing Date disclosed to the Lender in writing;

                   (iii)        the “Senior Indebtedness” as such terms in defined in Section 2.4 of the Global Debenture;

                   (iv)        Indebtedness arising under the Global Debenture;

                   (v)        unsecured subordinated Indebtedness permitted under Section 2.15 of the Global Debenture and subordinated Indebtedness to the extent consented to by the Lender;

                   (vi)        unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

                   (vii)        Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

                   (viii)        Indebtedness of the Borrower to any Subsidiary and Indebtedness of any Subsidiary of Borrower to the Borrower or any other Subsidiary of the Borrower;

                   (ix)        Indebtedness of any Person that is acquired or merged with or into or consolidated with the Borrower or any of its Subsidiaries (and not created in anticipation or contemplation thereof) and existing on the date of such acquisition, merger or consolidation, provided that such Indebtedness shall not exceed in the aggregate Two Hundred Thousand Dollars ($200,000.00) at any time outstanding;

                   (x)        Indebtedness owing to sureties arising from bid, performance or surety bonds or letters of credit supporting such bid, performance or surety obligations issued on behalf of the Borrower as support for, among other things, contracts with customers;

                   (xi)        Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed One Hundred Fifty Thousand Dollars ($150,000.00);

                   (xii)        Indebtedness of the Borrower and any of its Domestic Subsidiaries in an aggregate principal amount not to exceed Two Hundred and Fifty Thousand Dollars (US$250,000.00);

                   (xiii)        extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (i) through (xii) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon the Borrower or its Subsidiary, as the case may be; and

                   (xiv)        any future obligations of the Borrower in connection with the issuance of a credit facility with a third party commercial lender on market terms so long as the aggregate principal amount is not increased to an amount in excess of $3,000,000.

                   “Person”: An individual, partnership, corporation, limited liability Borrower, business trust, joint stock Borrower, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

                   “Potential Event of Default”: A condition or event which, after the giving of notice or the lapse of time or both, would constitute an Event of Default.

                   “SEC”: The U.S. Securities and Exchange Commission.

                   “Security Documents” means the General Security Agreement, the Charge over IP and the UK IP Security Agreement and any other document executed from time to time to secure repayment of the Obligations.

                   “Standard Notice”: An irrevocable written notice provided to the Lender not less than three Business Days (or such shorted period as the Lender may allow) prior to the borrowing or prepayment of a Loan. A Standard Notice must be provided no later than 12 noon, New York time, on the last day permitted for such notice.

                   “Subsidiary”: A corporation, partnership, trust, limited liability company or other business entity of which more than 50% of the shares of stock or other ownership interests having ordinary voting power (without regard to the occurrence of any contingency) to elect a majority of the board of directors or other managers of such entity are at the time owned, directly, or indirectly through one or more Subsidiaries, or both, by the Borrower.

                   “Taxes”: All present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

                   “TDH”: Tandberg Data Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in the Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés).

                   “US IP Security Agreement”: The US IP Security Agreement dated on or about the date hereof between TDH and the Lender.

                   1.2        Other Definitional Provisions.

                   (a)        Accounting Principles. As used herein and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in Section 1.1, and accounting terms partly defined in Section 1.1 to the extent not defined, shall have the respective meanings given to them under GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and the Borrower or Lender shall so request, the Lender and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein.

                   (b)        Subsidiaries. So long as the Borrower does not have any Subsidiaries, references to a Subsidiary or Subsidiaries in this Agreement shall be deemed to be deleted.

ARTICLE II
THE LOAN, INTEREST AND TAX

                   2.1        The Loan.

                   (a)        The Commitment. The Lender agrees, on the terms and conditions hereinafter set forth, to make a loan (the “Loan”) to the Borrower during the period from the date hereof to but excluding the date ten days after such date in an aggregate amount not to exceed US$2,500,000.

                   (b)        Making the Loan. The Borrower may borrow under the Commitment on any Business Day, by providing Standard Notice to the Lender, specifying (A) the amount of the proposed Borrowing and (B) the requested date of the Borrowing. Upon satisfaction of the applicable conditions set forth in Article V, the Lender will make available the proceeds of the Loan to the Borrower by crediting the account of the Borrower on the books of the Lender. The Lender’s failure to receive Standard Notice of a Borrowing shall not relieve the Borrower of its obligations to repay the Borrowing and to pay interest thereon.

                   2.2        Repayment. The principal amount of the Loan shall be repayable in equal monthly installments payable on the last day of each month with the first installment being payable on 31 January 2017. To the extent not due and payable earlier, the Loan, together with accrued interest thereon, shall be payable in full on the Maturity Date.

                   2.3        Interest. The unpaid principal amount of the Loan shall bear interest for each day until due at the Interest Rate. Interest shall be payable in cash monthly in arrears on the last day of each calendar month of each year and on the Maturity Date.

                   2.4        Optional Prepayments.The Borrower may at its option repay the Loan, in whole or in part, at any time and from time to time, by giving Standard Notice to the Lender, in each case specifying the date and the amount of payment. Payments which are partial prepayments of the Loan shall be applied to the principal installments of the Loan pro rata across the remaining scheduled installments thereof.

                   2.5        Taxes.

                   (i)        Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of the Borrower) requires the deduction or withholding of any Tax from any such payment by the Borrower, then the Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made.

                   (ii)        Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law any Other Taxes.

                   (iii)        Indemnification by the Borrower. The Borrower shall indemnify the Lender, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by the Lender or required to be withheld or deducted from a payment to the Lender and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered by the Borrower to the Lender shall be conclusive absent any manifest error.

                   (iv)        Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 2.5, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

                   (v)        Status of Lender. If the Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, the Lender shall deliver to the Borrower, at the time or times reasonably requested by the Borrower, such properly completed and executed documentation reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Lender, if reasonably requested by the Borrower, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not the Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject the Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Lender.

                   (vi)        Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.5 (including by the payment of additional amounts pursuant to this Section 2.5), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of- pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (v) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (vii), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (v) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

                   (vii)        Survival. Each party’s obligations under this Section 2.5 shall survive the assignment of rights by, or the replacement of, the Lender and the repayment, satisfaction or discharge of all Obligations.

ARTICLE III
GENERAL PROVISIONS CONCERNING THE LOAN

                   3.1        Use of Proceeds. The proceeds of the Loan hereunder shall be used by the Borrower for working capital and general corporate purposes.

                   3.2        Transactional Amounts. Except as otherwise set forth in this Agreement, every payment or prepayment of the Loan shall be in a principal amount of at least $100,000 or a higher integral multiple of $100,000 or, if less, the remaining principal amount of the Loan outstanding.

                   3.3        Default Interest. Notwithstanding anything to the contrary contained in Section 2.3, if an Event of Default has occurred and is continuing, the unpaid principal amount of the Loan and, to the extent permitted by law, interest accrued thereon and any fees, indemnity or other amounts due hereunder shall bear interest at the Default Rate.

                   3.4        Computation of Interest and Fees; Determinations by Lender.

                   (a)        Calculations. Interest and other fees shall be calculated on the basis of a 360 day year for the actual days elapsed.

                   (b)        Determination by Lender. Each determination of an interest rate, fee, cost, indemnification or other amount by the Lender pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower in the absence of manifest error.

                   3.5        Payments. The Borrower shall make each payment of principal, interest, fees, indemnity, expenses or other amount hereunder or under any Loan Document, without setoff or counterclaim, not later than 12:00 noon, New York time, on the day when due in Dollars to the Lender at the office of the Lender designated from time to time, in immediately available funds, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, and an action therefor shall immediately accrue, and without setoff, counterclaim, withholding or other deduction of any kind. Any payment received by the Lender after 12:00 noon, New York time, on any day shall be deemed to have been received on the next succeeding Business Day.

                   3.6        Payment on Non-Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day which is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall be included in computing interest or fees, if any, in connection with such payment.

                   3.7        Increased Cost and Reduced Return; Capital Adequacy.

                   (a)        Costs and Returns. If the Lender determines that as a result of the introduction of or any change in, or in the interpretation of, any Law, or the Lender’s compliance therewith, there shall be any increase in the cost to the Lender of agreeing to make or making, funding or maintaining the Loan or a reduction in the amount received or receivable by the Lender in connection with any of the foregoing (excluding any such increased costs or reduction in amount resulting from changes in the basis of taxation of overall net income or overall gross income by the United States or any foreign jurisdiction or any political subdivision of either thereof under the Laws of which the Lender is organized or has its principal lending office) then from time to time upon demand of the Lender, the Borrower shall pay to the Lender such additional amounts as will compensate the Lender for such increased cost or reduction.

                   (b)        Capital Adequacy. If the Lender determines that the introduction of any Law regarding capital adequacy or any change therein or in the interpretation thereof, or compliance by the Lender (or its principal lending office) therewith, has the effect of reducing the rate of return on the capital of the Lender or any corporation controlling the Lender as a consequence of the Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and the Lender’s desired return on capital), then from time to time upon demand of the Lender, the Borrower shall pay to the Lender such additional amounts as will compensate the Lender for such reduction.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender as follows:

                   4.1        Organization. The Borrower is a corporation duly incorporated and validly existing under the laws of the Province of Ontario. The Borrower is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required for the Borrower to carry on its business. Each Loan Party has all requisite capacity, power and authority to own, hold under licence or lease its properties, to carry on its business and to otherwise enter into, and carry out the transactions contemplated hereby except to the extent the lack thereof would not reasonably be expected to have a Material Adverse Effect.

                   4.2        Authorization. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by the Loan Parties of the Loan Documents to which they are a party. Each Loan Party has duly executed and delivered the Loan Documents to which they are a party. The Loan Documents to which they are a party constitute legal, valid and binding obligations of that Loan Party enforceable against that Loan Party by the Lender in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable rights.

                   4.3        No Conflict. The execution, delivery and performance by each of the Loan Party of the Loan Documents to which they are a party, and the consummation of the transactions contemplated thereby, do not and will not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of the articles of incorporation or bylaws of that Loan Party (as applicable), any applicable law or any material agreement, lease, licence, permit or other instrument to which that Loan Party is a party or is otherwise bound or by which the that Loan Party benefits or to which its property is subject and do not require the consent or approval of any stock exchange, securities regulatory or any other person or governmental authority.

                   4.4        Material Adverse Change

                   (a)        Since December 31, 2015, there has not been:

                   (i)        any change in the consolidated assets, liabilities, financial condition or operating results of the Borrower from that reflected in the financial statements of the Borrower and its Subsidiaries as at December 31, 2015 as furnished to the Lender, except for (i) changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, (ii) changes that have otherwise been disclosed in writing to Lender, or (iii) except as disclosed in the public filings of the Borrower or its Subsidiaries;

                   (ii)        any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Borrower or its Subsidiaries;

                   (iii)        any waiver, not in the ordinary course of business, by the Borrower or any Subsidiary of a material right or of a material debt owed to it;

                   (iv)        any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Borrower or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Borrower and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

                   (v)        any change or amendment to the Articles of Incorporation (other than in connection with the transactions contemplated hereby) or Bylaws, or material change to any material contract or arrangement by which the Borrower or any Subsidiary is bound or to which any of their respective assets or properties is subject;

                   (vi)        any material labor difficulties or labor union organizing activities with respect to employees of the Borrower or any Subsidiary;

                   (vii)        any material transaction entered into by the Borrower or a Subsidiary other than in the ordinary course of business;

                   (viii)        the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Borrower or any Subsidiary;

                   (ix)        the loss or, to the Borrower’s Knowledge, threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

                   (x)        any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

                   4.5        Insurance. The Borrower and each Subsidiary maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Borrower and each Subsidiary.

                   4.6        Litigation. Except as set forth in Schedule 4.6, there are no pending actions, suits or proceedings against or affecting the Borrower, its Subsidiaries or any of its or their properties; and to the Borrower’s Knowledge, no such actions, suits or proceedings are threatened, except any such proceeding, which if resolved adversely to the Borrower or any Subsidiary, could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Except as set forth in Schedule 4.6, neither the Borrower nor any Subsidiary, nor any director or officer thereof, is or since December 31, 2015 has been the subject of any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Borrower’s Knowledge, there is not pending or contemplated, any investigation by the OSC or SEC involving the Borrower or any current or former director or officer of the Borrower. Neither the OSC or the SEC has issued any stop order or other order suspending the effectiveness of any registration statement filed by the Borrower or any Subsidiary under the Securities Act and Exchange Act or the Securities Act (Ontario), as applicable.

                   4.7        Environmental Matters. To the Borrower’s Knowledge, neither the Borrower nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Borrower’s Knowledge, threatened investigation that might lead to such a claim.

                   4.8        Title to Properties; Liens. Except as disclosed in the public filings of the Borrower or its Subsidiaries, the Borrower and its Subsidiaries have (a) good, sufficient and legal title to (in the case of fee interests in real property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), or (c) good title to (in the case of all other personal property), all of their respective properties and assets reflected in the financial statements referred to in Section 4.6 or in the most recent financial statements delivered to the Lender, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business. All such properties and assets are free and clear of Liens, other than Permitted Encumbrances.

                   4.9        Payment of Taxes. The Borrower and each Subsidiary has prepared and filed (or filed applicable extensions therefore) all tax returns required to have been filed by the Borrower or such Subsidiary with all appropriate governmental agencies and paid all taxes shown thereon or otherwise owed by it, other than any such taxes which the Borrower or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Borrower’s financial statements. The charges, accruals and reserves on the books of the Borrower in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Borrower or any Subsidiary nor, to the Borrower’s Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Borrower and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Borrower or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due, other than any such taxes which the Borrower or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Borrower’s financial statements. Except for claims related to real estate transfer taxes in Germany to be assessed in connection with the mergers pursuant to that certain Agreement and Plan of Merger dated May 15, 2014 by and among the Borrower, Overland and S3D Acquisition Company, as amended, there are no tax liens or claims pending or, to the Borrower’s Knowledge, threatened in writing against the Borrower or any Subsidiary or any of their respective assets or property. There are no outstanding tax sharing agreements or other such arrangements between the Borrower and any Subsidiary or other corporation or entity.

                   4.10        Intellectual Property. The Borrower and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of the Borrower and the Subsidiaries as currently conducted, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as disclosed in the public filings of the Borrower or its Subsidiaries, to the Borrower’s Knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Borrower as disclosed to the Lender prior to the date of this Agreement or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate; (ii) there is no pending or, to the Borrower’s Knowledge, threat of any, action, suit, proceeding or claim by others challenging the Borrower or any Subsidiary’s rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Borrower or any Subsidiary or claiming that the use of any Intellectual Property by the Borrower or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party; and (iii) to the Borrower’s Knowledge, the use by the Borrower or any Subsidiary of any Intellectual Property by the Borrower or any Subsidiary in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

                     4.11        Labor Disputes and Casualties.

                   (a)        The Borrower is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Borrower has not violated in any material respect any laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

                   (b)        (i) There are no labor disputes existing, or to the Borrower’s Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Borrower’s employees, (ii) there are no unfair labor practices or petitions for election pending or, to the Borrower’s Knowledge, threatened before the applicable national regulatory body or any other federal, state or local labor commission relating to the Borrower’s employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Borrower and (iv) to the Borrower’s Knowledge, the Borrower enjoys good labor and employee relations with its employees and labor organizations.

                   (c)        The Borrower is, and at all times has been, in compliance with all applicable laws respecting employment (including laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against the Borrower before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, state or local law, statute or ordinance barring discrimination in employment or under any equivalent law in any applicable jurisdiction.

                   (d)        To the Borrower’s Knowledge, the Borrower has no liability for the improper classification by the Borrower of its employees as independent contractors or leased employees prior to the Closing Date.

                  4.12        Compliance. The Borrower and each of its Subsidiaries is in compliance in all material respects with all requirements imposed by law, regulation or rule, whether foreign, federal, state or local, that are applicable to it, its operations, or its properties and assets.

                   4.13        Solvency. No Loan Party has:

                   (i)        admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

                   (ii)        in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

                   (iii)        made an assignment for the benefit of its creditors;

                   (iv)        consented to the appointment of a receiver, receiver and manager, monitor, custodian or official with similar powers been appointed by court order or privately of the whole or any substantial part of its assets;

                   (v)        filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada or any subdivision thereof; or

                   (vi)        been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of the Borrower with such decree or order having remained in force and undischarged or unstayed for a period of thirty days.

                   4.14        Disclosure. No representation or warranty of the Borrower or any of its Subsidiaries contained in any Loan Document and none of the statements contained in any other document, certificate, report, financial statement or written statement furnished to the Lender by or on behalf of the Borrower or any of its Subsidiaries pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact (known to Borrower, in the case of any document not furnished by it) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by the Borrower to be reasonable at the time made.

ARTICLE V
CONDITIONS OF LENDING

                   5.1        Conditions Precedent to the Loan. The obligation of the Lender to make the Loan is subject to the following conditions precedent:

                   (a)        Loan Documents. The Lender shall have received copies of all Loan Documents executed by the relevant Loan Party in form and substance satisfactory to the Lender.

                   (b)        Corporate Action. The Lender shall have received the following, each dated the Closing Date:

                   (i)        Copies of the Articles of Incorporation or other organizational documents of the Loan Parties and, in respect of Overland Storage Inc and V3 Systems Holdings, Inc a good standing certificate from its state of organization;

                   (ii)        Copies of (A) the bylaws or similar governing documents, if any, of the Loan Parties, and (B) resolutions of the board of directors or other authorizing documents of the Loan Parties, in form and substance satisfactory to the Lender, approving the Loan Documents and the Borrowings hereunder, certified by the Secretary or an Assistant Secretary of the relevant Loan Party (as applicable);

                   (iii)        An incumbency certificate executed by the Secretary or an Assistant Secretary of the Loan Parties, certifying the names and signatures of the officers of that Loan Party authorized to sign the Loan Documents; and

                   (iv)        An Officer’s Certificate certifying as to the matters set forth in Section 5.1.

                   (c)        General. All corporate and legal proceedings and all instruments and documents in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in content, form and substance to the Lender and its counsel, and the Lender and the Lender’s counsel shall have received any and all further information and documents which the Lender or such counsel may reasonably have requested in connection therewith.

                   (d)        Representations. The representations and warranties contained in Article IV or any other Loan Document are correct in all respects when made and on and as of the date of such Borrowing as though made on and as of such date.

                   (e)        No Default. No event or condition has occurred and is continuing, or would result from such Borrowing, which constitutes an Event of Default or Potential Event of Default.

                   (f)        Standard Notice. Standard Notice of such Borrowing shall have been delivered to the Lender at least 3 Business Days prior to the date of the proposed Loan (or such earlier date as the Lender may agree).

A request for the Loan submitted by the Borrower, under this Agreement shall be deemed to be a representation and warranty that the foregoing conditions have been satisfied on and as of the date of the Borrowing.

ARTICLE VI
AFFIRMATIVE COVENANTS

                   So long as any Obligation shall remain unpaid or the Lender shall have any Commitment hereunder, the Borrower will, unless the Lender shall otherwise consent in writing:

                   6.1        Reports. The Borrower will furnish to the Lender and/or its assignees such information relating to the Borrower and its Subsidiaries as from time to time may reasonably be requested by the Lender and/or its assignees; provided, however, that the Borrower shall not disclose material nonpublic information to the Lender, or to advisors to or representatives of the Lender, unless prior to disclosure of such information the Borrower identifies such information as being material nonpublic information and provides the Lender, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and if the Lender wishes to obtain such information, it enters into an appropriate confidentiality agreement with the Borrower with respect thereto.

                   6.2        No Conflicting Agreements. No Loan Party will take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with its obligations to the Lender under the Loan Documents.

                   6.3        Compliance with Laws. Each Loan Party will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

                   6.4        Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary; (b) all lawful claims which, if unpaid, would by Law become a Lien upon its property other than Permitted Encumbrances; and (c) all Obligations, as and when due and payable subject to any applicable grace or cure periods.

                   6.5        Maintenance of Properties. Maintain or cause to be maintained in good repair, working order and condition (ordinary wear and tear excepted) all material properties used or useful in the business of the Borrower and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof.

                   6.6        Insurance. The Borrower shall keep its business for risks and in amounts standard for companies in the Borrower’s industry and location. Insurance policies shall be in a form, with companies, and in amounts that are reasonably satisfactory to the Lender. As of the date hereof, the Lender agrees that the insurance policies of the Borrower are in forms, with companies, and in amounts that are reasonably satisfactory to the Lender. No later than fifteen (15) days after the Funding Date, (i) all property policies of the Borrower shall have a lender’s loss payable endorsement showing Lender as a lender loss payee and waive subrogation against the Lender; (ii) all liability policies of the Borrower shall show, or have endorsements showing, the Lender as an additional insured; and (iii) all policies of the Borrower (or their respective endorsements) shall provide that the insurer shall give the Lender at least thirty (30) days’ notice before canceling, amending, or declining to renew its policy. At the Lender’s request, the Borrower shall deliver certified copies of policies and evidence of all premium payments. Notwithstanding the foregoing, (a) so long as no Event of Default, the Borrower shall have the right to retain the proceeds under all policies, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of the Lender, be payable to the Lender on account of the Obligations. If the Borrower fails to obtain insurance as required under this Section 6.6 or to pay any amount or furnish any required proof of payment to third persons and the Lender, the Lender may upon concurrent notice to the Lender make all or part of such payment or obtain such insurance policies required in this Section 6.6, and take any action under the policies the Lender deems prudent.

                   6.7        Inspection. Permit any authorized representatives designated by the Lender and at the expense of the Lender to visit and inspect any of the properties of the Borrower or any of its Subsidiaries, including its and their financial and accounting records, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers, members, employees, representatives and independent public accountants, all at such reasonable times during normal business hours and as often as may be reasonably requested; provided, that when an Event of Default exists, the foregoing shall be at the expense of the Borrower.

                   6.8        Books and Records. Maintain proper records and accounts in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of the Borrower and its Subsidiaries.

                   6.9        Formation or Acquisition of Subsidiaries. (i) At the time that the Borrower forms any direct or indirect Domestic Subsidiary or acquires any direct or indirect domestic Subsidiary after the date hereof, the Borrower shall pledge all of the direct or beneficial ownership interest in such new Domestic Subsidiary, in form and substance satisfactory to the Lender, and (ii) to the extent requested by the Lender, provide to the Lender all other documentation in form and substance reasonably satisfactory to the Lender, including one or more opinions of counsel reasonably satisfactory to the Lender, which in its opinion is customary with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 6.9 shall be a Loan Document.

                   (ii)        At the time that the Borrower or Overland forms any direct Foreign Subsidiary or acquires any direct Foreign Subsidiary after the date hereof, the Borrower shall or shall procure that Overland shall (as applicable) shall provide to the Lender certificates and powers and financing statements, pledging 65% of the direct or beneficial ownership interest in such new direct Foreign Subsidiary, in form and substance reasonably satisfactory to the Lender, and if requested by the Lender, a stock pledge agreement governed by the local law of the jurisdiction of formation of such Foreign Subsidiary in a form reasonably satisfactory to the Lender.

ARTICLE VII
NEGATIVE COVENANTS

                   So long as any Obligation shall remain unpaid or the Lender shall have any Commitment hereunder, the Borrower will not, without the written consent of the Lender:

                   7.1        Liens, Etc. The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of the Borrower or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under the UCC or under any similar recording or notice statute, except Permitted Encumbrances.

                   7.2        Indebtedness. Create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist, any Indebtedness, other than Permitted Indebtedness.

                   7.3        Fundamental Changes. (a) Change its corporate structure; (b) consolidate with or merge into any other corporation or entity, except that a Subsidiary may merge with and into any other Subsidiary or the Borrower; (c) acquire a substantial portion of the assets, business or Equity Interests of another Person except (i) where (x) total consideration including cash and the value of any non-cash consideration for such transaction does not exceed Two Million Dollars ($2,000,000.00) in the aggregate in any fiscal year of Borrower, (y) no Event of Default has occurred and is continuing or would exist immediately after giving effect to any such transaction, and (z) in the case of a merger, Borrower or such Subsidiary, as the case may be, is the surviving legal entity; and (ii) as permitted under clause (b); (d) liquidate, windup or dissolve; or (d) create any Subsidiary except to the extent Section 6.9 is satisfied.

                   7.4        Asset Sales. Convey, sell, lease, transfer or otherwise dispose of, or permit any Subsidiary to convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its or its Subsidiary’s business, properties or assets outside the ordinary course of business (including Equity Interests of a Subsidiary), whether now owned or hereafter acquired except for transfers (a) of worn-out or obsolete equipment; (b) in connection with Permitted Encumbrances, investments, and any dividends or distributions not prohibited by this Agreement; (c) of non-exclusive licenses for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; (d) involving exclusive licenses of intellectual property in exchange for fair value as reasonably determined by Borrower’s board of directors or other managers; (e) of intellectual property not material to the business of Borrower either alone or in the aggregate in exchange for fair value as reasonably determined by Borrower’s board of directors or other managers; (f) of cash or cash equivalents in a manner that is not prohibited by the terms of this Agreement; (g) permitted in accordance with Section 7.3 (h) involving leases of real or personal property in the ordinary course of business; and (i) of other property sold at fair market value not to exceed Five Hundred Thousand Dollars ($500,000.00) in the aggregate in any fiscal year of Borrower.

                   7.5        Transactions with Affiliates. Enter into or permit to exist, or permit any of its Subsidiaries to enter into or permit to exist, any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Borrower on terms that are less favorable to Borrower or that Subsidiary, as the case may be, than those that might be obtained at the time from Persons who are not such an Affiliate.

                   7.6        Conduct of Business. Engage in any business, or permit any of its Subsidiaries to engage in any business, other than the businesses engaged in by the Borrower and its Subsidiaries on the date hereof and similar or directly related businesses.

ARTICLE VIII
EVENTS OF DEFAULT

                   8.1        Events of Default. If any of the following events (“Events of Default”) shall occur and be continuing:

                   (a)        Failure to Pay. Failure by the Borrower to pay: (i) any portion of the principal of the Loan when due and payable or when declared due and payable in accordance with this Agreement, or (ii) any accrued interest or other amount payable by the Borrower under this Agreement within five (5) days after the date when due and payable or when declared due and payable in accordance with this Agreement; or

                   (b)        Certain Covenant Defaults. Default by any Loan Party in the performance of or compliance with any term contained in any Loan Document, other than any such term referred to in any other subsection of this Section 8, and such default shall not have been remedied or waived within thirty (30) days after the receipt by the Borrower of notice from the Lender of such default.

                   (c)        Involuntary Bankruptcy; Appointment of Receiver, etc.

                   (i)        A court having jurisdiction shall enter a decree or order for relief in respect of the Borrower or any of its Subsidiaries in an involuntary case under Bankruptcy Laws, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or

                   (ii)        An involuntary case shall be commenced against the Borrower or any of its Subsidiaries under the Bankruptcy Laws; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or any of its Subsidiaries, or over all or a substantial part of their property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of the Borrower or any of its Subsidiaries for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of the Borrower, and any such event described in this clause (ii) shall continue for 60 days unless dismissed, bonded or discharged; or

                   (d)        Voluntary Bankruptcy; Appointment of Receiver, etc.

                   (i)        The Borrower or any of its Subsidiaries shall have an order for relief entered with respect to it or commence a voluntary case under the Bankruptcy Laws, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or the Borrower or any of its Subsidiaries shall make any assignment for the benefit of creditors; or

                   (ii)        The Borrower or TDH shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the board (or any committee thereof or similar governing body of any Subsidiary) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to in clause (i) above or this clause (ii); or

                   (e)        Dissolution. Any order, judgment or decree shall be entered against the Borrower or any of its Subsidiaries decreeing the dissolution or split up of the Borrower or any of its Subsidiaries and such order shall remain undischarged or unstayed for a period in excess of 30 days; or

                   (f)        Representations and Warranties. Any representation, warranty, certification or other statement made by the Borrower or any of its Subsidiaries in any Loan Document or in any statement or certificate at any time given by the Borrower or any of its Subsidiaries in pursuant hereto or thereto or in connection herewith or therewith shall have been false in any material respect on the date as of which made; or

                   (g)        Judgments. Any money judgment, writ or warrant of attachment or similar process involving (i) in any individual case an amount in excess of $1,000,000 over the amount covered by independent third-party insurance as to which liability has been accepted by the applicable insurance carrier or (ii) in the aggregate at any time an amount in excess of $1,000,000 over the amount covered by independent third-party insurance as to which liability has been accepted by the applicable insurance carrier, shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of 60 days (or in any event later than five days prior to the date of any proposed sale thereunder); or

                   (h)        Cross-Default.

                   (i)        The Borrower or any of its Subsidiaries shall fail to pay when due any principal of or interest on or any other amount payable in respect of (a) the Opus Credit Agreement, (b) the Global Debenture or (c) one or more items of Indebtedness in an individual principal amount of $500,000 or more or with an aggregate principal amount of $500,000 or more; or

                   (ii)        The breach or default by the Borrower or any of its Subsidiaries with respect to any other term of (a) one or more items of Indebtedness in the individual or aggregate principal amounts referred to in clause (i) above or (b) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders) to cause, that Indebtedness to become or be declared due and payable prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be (upon the giving or receiving of notice, lapse of time, both, or otherwise);

                   THEN, (i) upon the occurrence of any Event of Default described in clause (c), (d) or (e) above, the Commitment shall immediately terminate and the Loan hereunder with accrued interest thereon, and all other Obligations under this Agreement and the other Loan Documents shall automatically become due and payable; (ii) upon the occurrence of any other Event of Default, the Lender may, by notice to the Borrower, declare the Commitment to be terminated forthwith, whereupon the Commitment shall immediately terminate, and/or, by notice to the Borrower, declare the Loan hereunder, together with accrued interest thereon, and all other Obligations under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable and (iii) upon the occurrence of any Event of Default, exercise the remedies available to it under the other Loan Documents, and at law or in equity.

                   8.2        Application of Funds. After exercise of remedies under Section 8.1, any amounts received on account of Obligations shall be applied by the Lender in such order as it elects in its sole discretion.

ARTICLE IX
MISCELLANEOUS

                   9.1        Amendments, Etc. No amendment to or waiver of any provision of this Agreement, and no consent to any departure by the Borrower herefrom, shall in any event be effective unless in a writing manually signed by or on behalf of the Lender. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                   9.2        No Implied Waiver; Remedies Cumulative. No delay or failure of the Lender in exercising any right or remedy under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Lender under this Agreement are cumulative and not exclusive of any other rights or remedies available hereunder, under any other agreement, at law, or otherwise.

                   9.3        Notices. All notices and other communications (collectively, “notices”) under this Agreement shall be in writing (including facsimile transmission) and shall be sent by first-class mail, by nationally-recognized overnight courier, by personal delivery, by facsimile transmission, or by e-mail, in all cases with charges prepaid. All notices shall be sent to a party at its address specified on the signature page hereof, or to such other address as shall have been designated by the applicable party by notice to the other party hereto. Any properly given notice shall be deemed given or made upon the earliest of: (i) if delivered by hand or by courier, when signed for by or on behalf of the relevant party ; (ii) if delivered by mail, four Business Days after deposit in the mails, or (iii) if delivered by facsimile or e-mail, when sent and receipt has been confirmed by telephone; provided, that notices to the Lender pursuant to Article II shall not be effective until actually received by the Lender. The Lender may rely on any notice, including any notice of Borrowing (whether or not made in a manner contemplated by this Agreement), purportedly made by or on behalf of the Borrower, and the Lender shall have no duty to verify the identity or authority of the Person giving such notice.

                   9.4        Expenses. The Borrower agrees to pay upon demand all costs and expenses (including fees and expenses of counsel and a reasonable estimate of the allocated cost of in-house counsel and staff, auditors, appraisers and other professional, accounting and consulting costs and costs associated with recording, filing, searching liens and all post-judgment collection costs and expenses) which the Lender may incur from time to time in connection with the preparation, amendment, modification, enforcement or restructuring or preservation of rights or remedies under the Loan Documents.

                   9.5        Indemnity. The Borrower agrees to defend, indemnify, pay and hold the Lender, and the shareholders, officers, directors, employees and agents of the Lender, harmless from and against any and all claims, liabilities, losses, damages, costs and expenses (whether or not any of the foregoing Persons is a party to any litigation), and costs of investigation, document production, attendance at a deposition, or other discovery, with respect to or arising out of this Agreement or the Loan Documents or any use of proceeds hereunder, or any exercise by the Lender of its rights and remedies under this Agreement and the other Loan Documents or any claim, demand, action or cause of action being asserted against the Borrower or any of its Subsidiaries, including without limitation any violation of any Environmental Law or other Law or any environmental claim based upon the management, use, control, ownership or operation of property of the Borrower (or any other Loan Party) (collectively, the “Indemnified Liabilities”), provided that the Borrower shall have no obligation hereunder with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of an indemnified party. This covenant shall survive termination of this Agreement and repayment of the Loan.

                   9.6        Successors and Assigns. The Lender may not assign or otherwise transfer any of its rights or obligations hereunder except pursuant to the terms of this Agreement (and any other attempted assignment or transfer by any party hereto shall be null and void). This Agreement may not be assigned by a party hereto without the prior written consent of the Borrower or the Lender, as applicable, provided, however, that the Lender may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of the Lender’s existing debt without the prior written consent of the Borrower, provided that the parties to each assignment shall execute and deliver to the Borrower an assignment and assumption agreement. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Borrower is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Borrower hereunder, the term “Borrower” shall be deemed to refer to such Person and the term “Common Stock” shall be deemed to refer to the securities received by the Lender in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Borrower shall maintain at one of its offices located in the Province of Ontario a register for the recordation of the names and addresses of the Lender, and the principal amounts (and stated interest thereon) owing to the Lender pursuant to the terms hereof from time to time (the “Register”). Absent demonstrable error, the entries in the Register shall be conclusive, and the Borrower and the Lender shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as the Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Holder, at any reasonable time and from time to time upon reasonable prior notice.

                   9.7        Entire Agreement. This Agreement, together with the Exhibits and the Schedules hereto, and the other Loan Documents, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements.

                   9.8        Survival. All representations and warranties of the Borrower contained in or made in connection with this Agreement or in any other Loan Documents shall survive, and shall not be waived by, the execution and delivery of this Agreement, any investigation by or knowledge of the Lender, any extension of credit, or any other event or circumstance whatever.

                   9.9        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts shall constitute but one and the same agreement.

                   9.10        Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be in any way be affected or impaired thereby.

                   9.11        Headings. Section headings in this Agreement are included for convenience of reference only and shall not be given any substantive effect.

                   9.12        Disclosure of Information to Affiliates. The Lender may disclose information relating to the Borrower and its Subsidiaries or any of their respective businesses, including information regarding the financial condition and property, and the amount of Debt owed to the Lender and the terms, conditions and other provisions applicable thereto to its Affiliates and to any of its partners, directors, officers, employees, agents, trustees, advisors and representatives or to any other Persons as the Lender shall deem advisable for the conduct of its business.

                   9.13        Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lender and their respective successors and permitted assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lender.

                   9.14        Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND THE NOTES AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SPHERE 3D CORP.

By: /s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer

Address:
9112 Spectrum Center Boulevard
San Diego, CA 92123 USA

Attention: Kurt Kalbfleisch, CFO
Fax. (858) 495-4267
E-mail: kkalbfleisch@overlandstorage.com

[Term Loan Agreement]

FBC HOLDINGS S.À R.L.

By: /s/Sébastien Rimlinger
Name: Manacor (Luxembourg) SA
Title: Manager A

By: /s/Patrick van Denzen
Name: Cyrus Capital Partners, LP
Title: Manager B

Address: FBC Holdings S.à r.l.
c/o Cyrus Capital Partners, LP
399 Park Avenue
New York, New York 10022

Attention: David Collins
Fax: (212) 380-5801
E-Mail: ops@cyruscapital.com

[Term Loan Agreement]

Schedule 4.6

            In December 2010, we entered into a litigation funding agreement (the “Funding Agreement”) with Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) pursuant to which the Special Situations Funds agreed to fund certain patent litigation brought by the Company. In May 2014, the Special Situations Funds filed a complaint against us in the Supreme Court for New York County, alleging breach of the Funding Agreement. The Special Situations Funds allege that our January 2014 acquisition of Tandberg Data entitled the Special Situation Funds to a $6.0 million payment under the Funding Agreement, and therefore the Company’s refusal to make the payment constitutes a breach of the Funding Agreement by us. In November 2014, the Special Situations Funds amended their complaint to allege that we breached the Funding Agreement’s implied covenant of good faith and fair dealing by settling the patent litigation with BDT in bad faith to avoid a payment obligation under the Funding Agreement. The Special Situations Funds are seeking $6.0 million in contractual damages as well as costs and fees.

            In April 2015, we filed a proof of claim in connection with bankruptcy proceedings of V3 Systems, Inc. (“V3”) based on breaches by V3 of the Asset Purchase Agreement entered into between V3 and the Company dated February 11, 2014 (the “APA”). On October 6, 2015, U.S. Dissolution Liquidating Trust (“UD Trust”), the apparent successor to V3, filed a complaint against us and certain of our current and former directors in the U.S. Bankruptcy Court for the District of Utah Central Division objecting to our proof of claim and asserting claims for affirmative relief against us and our directors. This complaint alleges, among other things, that Sphere breached the APA and engaged in certain other actions and/or omissions that caused V3 to be unable to timely sell the Sphere common shares received by V3 pursuant to the APA. The plaintiff seeks, among other things, monetary damages for the loss of the potential earn-out consideration, the value of the common shares held back by us pursuant to the APA and costs and fees.

[Term Loan Agreement]